Deloitte &
     Touche
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                                        Deloitte & Touche LLP
                                        Princeton Forrestal Village
                                        116-300 Village Boulevard
                                        Princeton, New Jersey 08540
                                        Telephone: (609) 987-0234
                                        Facsimile: (609) 987-1515










The Bear Stearns Funds
245 Park Avenue
New York, New York 10167



We are the auditors of The Bear Stearns Funds and Managed Income Securities Plus Fund, Inc. (the "Funds"). Custodial Trust Company ("CTC"), a related entity, is custodian of the Funds and the Funds are therefore subject to the provisions of Rule 17f-2 under the Investment Company Act of 1940. Accordingly, we have, without prior notice to the Funds or to CTC, accounted for the Funds' investment securities held by CTC as of the close of business on September 30, 1998. It is understood that this report is solely for the use of management and for the information of the Securities and Exchange Commission and should not be used for any other purpose.

Custodial Trust Company, in addition to acting as custodian for the Funds, is the holder of investment securities of other customers. Agents of CTC hold, or account for by book entry, securities which are the responsibility of CTC through custodian or trust arrangements. Securities held by such agents of CTC, while identified by such agents as being deposited by CTC, cannot be identified by such agents as to the specific customers of CTC who have securities included in such deposits.

CTC confirmed to us that all securities owned by the Funds on September 30, 1998 were held for the account of CTC by The Depository Trust Company, and/or the Federal Reserve Book Entry System, and/or Participants Trust Company, agents of CTC. We obtained confirmations from the agents of the securities held for the account of CTC as of September 30, 1998. We reviewed CTC's reconciliation of the agent's confirmation to CTC's internal records, identifying securities held by each agent as a part of CTC's aggregate security position with such agents. We also reviewed CTC's records which show the owners of the securities held by each agent for the account of CTC at that date. We determined that securities, identified by such records as the property of the Funds, were in agreement with the Funds' records of securities owned at September 30, 1998. We also agreed an analysis of portfolio transactions recorded subsequent to July 14, 1998, the date of our last security examination performed pursuant to Rule 17f-2, in the investment accounts to supporting records and documentation.




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Deloitte Touche
Tohmatsu
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Because the above procedures do not constitute an audit made in accordance with generally accepted accounting standards, we do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we audited the financial statements of the Funds in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to the financial statements of the Funds, taken as a whole for any date or period.







/s/ Deloitte & Touche LLP
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Deloitte & Touche LLP
Princeton, New Jersey
October 27, 1998